
Mail Stop 4631

January 26, 2010

Mr. Alonso Quintana Kawage
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico

> **RE: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 12, 2009**
> **File # 1-11808**

Dear Mr. Kawage:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andy Schoeffler, Staff Attorney, at (202) 551-3865 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant